Form 62-103F3

REQUIRED DISCLOSURE BY AN ELIGIBLE INSTITUTIONAL INVESTOR

UNDER PART 4

State if the report is filed to amend information disclosed in an earlier report. Indicate the date of the report that is being amended.

This is an initial report.

Item 1 – Security and Reporting Issuer

1.1 State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

Cannex Capital Holdings Inc. (the “Issuer”)
1241 Alberni Street
Vancouver, British Columbia
V6E 4R4, Canada

This report relates to:

i.	Senior secured convertible notes of the Issuer and its wholly owned indirect subsidiary Cannex Holdings (Nevada) Inc. (the “Convertible Notes”); and
ii.	Common share purchase warrants of the Issuer (the “Warrants” and together with the Convertible Notes, the “Issuer Securities”).

1.2 State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

On November 21, 2018, the Issuer, a company listed on the Canadian Securities Exchange (the “CSE”) announced a US$32 million private placement investment (the “Principal Amount”) from Gotham Green Partners, LLC (the “Transaction”). The Transaction involved, among other things, the issuance of Convertible Notes with a maturity date of November 21, 2021. The Convertible Notes have a coupon of LIBOR +11% in Y1, LIBOR +10% in Y2 and LIBOR +9.5% in Y3 (the “Applicable Interest Rate”) with agreed voluntary prepayment rights after the first anniversary of the closing date. If the Convertible Notes are converted on or prior to October 31, 2019, they are convertible into Class A convertible restricted voting shares of the Issuer. If the Convertible Notes are converted after October 31, 2019, they are convertible into common shares of the Issuer.

Interest on the Convertible Notes shall accrue at the Applicable Interest Rate, of which 50% of the interest due at the end of each month shall be paid in cash in arrears and 50% of the interest due shall accrue and be added to the Principal Amount of the Convertible Notes, and such interest paid in kind shall be payable on the date that all remaining Principal Amount is due.

The Convertible Notes are exchangeable into shares of the Issuer at a price of US$0.83 per share. The Convertible Notes include warrants to purchase US$7 million in shares of the Issuer at US$1.00 per share, US$6 million in shares of the Issuer at US$1.33 per share, and US$4 million in shares of the Issuer at US$1.99 per share. All Warrants expire on November 21, 2021.

Item 2 – Identity of the Eligible Institutional Investor

2.1 State the name and address of the eligible institutional investor.

Gotham Green Partners, LLC (“GGP”)
Suite 29A, 489 5th Avenue
New York, NY 10017
USA

2.2 State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

The requirement to file this report was triggered on November 30, 2018, when GGP closed the Transaction and completed its acquisition of the Issuer Securities.

GGP acquired the following securities through the following funds: Gotham Green Fund 1, L.P.

This fund acquired:

  US$1,299,837.50 principal amount of Convertible Notes convertible at US$0.83 per share;
  284,339 Warrants exercisable at a price of US$1.00 per Warrant;
  183,248 Warrants exercisable at a price of US$1.33 per Warrant; and
  81,648 Warrants exercisable at a price of US$1.99 per Warrant

Gotham Green Fund 1 (Q), L.P. This fund acquired:

  US$5,200,162.50 principal amount of Convertible Notes convertible at US$0.83 per share;
  1,137,536 Warrants exercisable at a price of US$1.00 per Warrant;
  733,106 Warrants exercisable at a price of US$1.33 per Warrant; and
  326,643 Warrants exercisable at a price of US$1.99 per Warrant

Gotham Green Credit Partners SPV 2, L.P. This fund acquired:

  US$25,500,000 principal amount of Convertible Notes convertible at US$0.83 per share;

  5,578,125 Warrants exercisable at a price of US$1.00 per Warrant;
  3,594,925 Warrants exercisable at a price of US$1.33 per Warrant; and
  1,601,759 Warrants exercisable at a price of US$1.99 per Warrant

2.3 State the name of any joint actors.

Gotham Green Fund 1, L.P., by its general partner, Gotham Green GP 1, LLC Gotham Green Fund 1 (Q), L.P., by its general partner, Gotham Green GP 1, LLC

Gotham Green Credit Partners SPV 2, L.P., by its general partner, Gotham Green Credit Partners GP 2, LLC

(collectively the “Funds”)

2.4 State that the eligible institutional investor is eligible to file reports under Part 4 in respect of the reporting issuer.

GGP is eligible to file reports under Part 4 of National Instrument 62-103 (“NI 62-103”) in respect of the Issuer.

Item 3 – Interest in Securities of the Reporting Issuer

3.1 State the designation and the net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements.

GGP has not previously filed a report under Part 4 of NI 62-103 or the early warning requirements in respect of the Issuer’s securities.

3.2 State the designation and number or principal amount of securities and the eligible institutional investor’s securityholding percentage in the class of securities at the end of the month for which the report is made.

The Issuer disclosed in a securities purchase agreement (the “Securities Purchase Agreement”), dated November 21, 2018 that there were 87,192,204 common shares and 96,521,734 Class A common shares of the Issuer outstanding as of that date.

Assuming the conversion of the US$32,000,000 Principal Amount of Convertible Notes at US$0.83 per share to acquire 38,554,217 shares of the Issuer, and assuming the exercise of all 13,521,328 Warrants, GGP exercised control or direction over 52,075,545 shares of the Issuer, representing 22.0856% of the outstanding shares of the Issuer on a partially diluted basis as at November 30, 2018.

3.3 If the transaction involved a securities lending arrangement, state that fact.

The transaction did not involve a securities lending arrangement.

3.4 State the designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities to which this report relates and over which

(a) the eligible institutional investor, either alone or together with any joint actors, has ownership and control,

GGP, together with the Funds as joint actors, has ownership and control over the Issuer Securities. See sections 1.2 and 2.2 for more information on the Transaction. See section 3.2 for the percentage of outstanding securities to which this report relates.

(b) the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the eligible institutional investor or any joint actor, and

N/A

(c) the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

The Funds are the registered holders of the Issuer Securities, and GGP exercises direction and control over the Issuer Securities.

3.5 If the eligible institutional investor or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the eligible institutional investor’s securityholdings.

N/A

3.6 If the eligible institutional investor or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

N/A

3.7 If the eligible institutional investor or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the eligible institutional investor’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

N/A

INSTRUCTIONS

(i) “Related financial instrument” has the meaning ascribed to that term in NI 55-104. Item 3.5 encompasses disclosure of agreements, arrangements or understandings where the economic interest related to a security beneficially owned or controlled has been altered.

(ii) An eligible institutional investor may omit the securityholding percentage from a report if the change in percentage is less than 1% of the class.

(iii) For the purposes of Item 3.5, 3.6 and 3.7, a material term of an agreement, arrangement or understanding does not include the identity of the counterparty or proprietary or commercially sensitive information.

(iv) For the purposes of Item 3.7, any agreements, arrangements or understandings that have been disclosed under other items in this Form do not have to be disclosed under this item.

Item 4 – Purpose of the Transaction

State the purpose or purposes of the eligible institutional investor and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the eligible institutional investor and any joint actors may have which relate to or would result in any of the following:

The Issuer Securities were acquired in the ordinary course of business, for investment purposes only and not for the purpose of exercising control or direction over the Issuer.

(a) the acquisition of additional securities of the reporting issuer, or the disposition of securities of the issuer;

Depending on various factors, GGP and the Funds may in the future increase or decrease their ownership, control or direction over securities of the Issuer through open market transactions, private agreements or otherwise, and may transfer securities of the Issuer among affiliated funds.

(b) a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

N/A

(c) a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

N/A

(d) a material change in the present capitalization or dividend policy of the reporting issuer;

N/A

(e) a material change in the reporting issuer’s business or corporate structure;

N/A

(f) a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person;

N/A

(g) a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

N/A

(h) the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

N/A

(i) a solicitation of proxies from securityholders;

N/A

(j) an action similar to any of those enumerated above.

N/A

Item 5 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the eligible institutional investor and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

INSTRUCTIONS

(i) Agreements, arrangements or understandings that are described under Item 3 do not have to be disclosed under this item.

(ii) For the purposes of Item 5, the description of any agreements, arrangements, commitments or understandings does not include naming the persons with whom those agreements, arrangements, commitments or understandings have been entered into, or proprietary or commercially sensitive information.

Pursuant to the Securities Purchase Agreement between the Funds, the Issuer and Cannex Holdings (Nevada) Inc., the Issuer and Cannex Holdings (Nevada) Inc., issued the Convertible Notes and the Warrants. See sections 1.2 and 2.2 of this report for additional information on the Transaction.

If the Convertible Notes are converted on or prior to October 31, 2019, they are convertible into Class A convertible restricted voting shares of the Issuer. If the Convertible Notes are converted after October 31, 2019, they are convertible into common shares of the Issuer.

The payment and performance of the obligations of the Issuer contained in the Convertible Notes are secured by, among other things, (i) General Security Agreements with the Issuer and with Cannex Capital Group Inc., the Issuer’s wholly owned subsidiary, and (ii) a Guaranty and Pledge Agreement with the Issuer and Cannex Capital Group Inc., all dated November 21, 2018.

Item 6 – Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

N/A

Item 7 – Certification

The eligible institutional investor must certify that the information is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the eligible institutional investor is still responsible for ensuring that the information filed by the agent is true and complete.

This report must be signed by each person on whose behalf the report is filed or his authorized representative.

It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

The certificate must state the following:

I, as the eligible institutional investor, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

December 10, 2018	Date

“Jason Adler”	Signature

Jason Adler, Managing Member	Name / Title